Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Delaying Amendment for Exelon Corporation and Commonwealth Edison Company Registration Statement on Form S-3 (File Nos. 333-284911 and 333-284911-01)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File Nos. 333-284911 and 333-284911-01) filed with the Securities and Exchange Commission (the “Commission”) by Exelon Corporation and Commonwealth Edison Company on February 13, 2025 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel Patrick Gillard, Ballard Spahr, LLP at (215) 864-8536.

Kind regards,

/s/ David Skinner
David Skinner Assistant General Counsel